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                           July 6, 2020

       David Lazar
       Chief Executive Officer
       PhoneBrasil International, Inc.
       1185 Avenue of the Americas
       3rd Floor
       New York, NY 10036

                                                        Re: PhoneBrasil
International, Inc.
                                                            Form 10-12G
                                                            Filed June 12, 2020
                                                            File No. 000-56176

       Dear Mr. Lazar:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-12G

       Item 3. Security Ownerhsip of Certain Beneficial Owners and Managment, page 19

   1. Please disclose the address for Anderson A. Dias. See Item 403(a) of Regulation S-K.
                                                        Additionally, disclose
David Lazar's stock ownership. We note your disclosure in this filing that Mr. Lazar
is the managing member of Custodian Ventures LLC and that he is also a shareholder of
the company.
       Item 5. Directors, Executive Officers, Promoters and Control Persons, page 20

   2. Please provide the business experience for David Lazar as required by Item 401(e) of
                                                        Regulation S-K. For
example, we note the disclosure in Shentang International, Inc.'s
                                                        SEC filings regarding
Mr. Lazar's experience with other blank check companies. Please disclose your
promoter's prior performance history with such companies, including:
 David Lazar
PhoneBrasil International, Inc.
July 6, 2020
Page 2
             The company's name;
             Your promoter's relationship with the company;
             Whether the company has engaged in a business combination;
             Whether the company registered any offerings under the Securities Act; and
             Whether any transaction resulted in termination of your promoter's association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

       Also revise the disclosure throughout this filing where you state that Mr. Lazar has no experience with blank check companies.

       Finally, revise the sixth paragraph to disclose whether Mr. Lazar has been involved with certain legal proceedings that occurred during the past ten years. See
Item 401(f) of
       Regulation S-K.
Item 15. Financial Statements and Exhibits, page 40

3. We note your disclosure on page 10 and elsewhere that you have received a promissory note from Custodian Ventures, LLC. Please file this note as an exhibit in accordance with
       Item 601(b)(10) of Regulation S-K and revise your disclosure to clarify the services provided.
4. Throughout the bylaws filed as exhibit 3.2, the company is referred to as a Nevada corporation. However, the certificate of incorporation is filed with the State of New
       Jersey. Please revise or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Lazar
                                                            Division of
Corporation Finance
Comapany NamePhoneBrasil International, Inc.
                                                            Office of Real
Estate & Construction
July 6, 2020 Page 2
cc:       Matthew McMurdo, Esq.
FirstName LastName